Mail Stop 3561

January 13, 2009

By U.S. Mail and facsimile to (504) 576-2187

Theodore H. Bunting
Senior Vice President and Chief Accounting Officer
Entergy Services, Inc.
P.O. Box 61000
New Orleans, LA 70161

      Re: **Entergy Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed February 29, 2008
              Definitive Proxy Statement on Schedule 14A
              Filed March 19, 2008

Dear Mr. Bunting:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              H. Christopher Owings
              Assistant Director